

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

<u>**Via Email**</u>

Mr. Tim M. Mayleben
Chief Executive Officer
Aastrom Biosciences, Inc.
24 Frank Lloyd Wright Drive, P.O. Box 376
Ann Arbor, MI 48106

> Re: **Aastrom Biosciences, Inc.**
> **Schedule TO-I**
> **Filed June 28, 2012**
> **File No. 005-52095**

Dear Mr. Mayleben:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment is applicable to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule TO-I**</u>

<u>Item 7</u>

1. Item 7(a) is purportedly inapplicable because no cash will be used for the exchange of the warrants. Notwithstanding this representation, it appears that some cash will be used to repurchase warrants. Under Item 1007(a) of Regulation M-A, the issuer must state the specific sources and total amount of consideration to be used in the transaction, which disclosure includes all forms of consideration required to purchase the maximum amount of securities sought in the offer. You may incorporate by reference into Item 7 a section from the Offer that contains information concerning the cash consideration offered.

2. On page i of the Offer, the issuer states that it will pay cash equal to the market value of fractional shares based on the closing price of its common stock on the day immediately preceding the expiration date. Given that some cash has the possibility of being issued as tender offer consideration, please revise Item 7(a) to remove the language stating that no cash will be used for the "exchange" in light of this context. Please also comply with the requirements of Item 1007(a) of Regulation M-A by describing the source of this cash.

Cautionary Statement Concerning Forward-Looking Statements

3. The Private Securities Litigation Reform Act of 1995, by its terms, is inapplicable to tender offers. Please revise to remove the implication that forward-looking statements made in connection with this offer have been protected by the Act's safe harbor provisions.

Pro Forma Financial Information (Unaudited)

4. We note that the issuer does not qualify for the safe harbor in Instruction 2 of Item 10 of Schedule TO and has provided certain pro forma financial information presumably in response to Item 1010(b) of Regulation M-A. The issuer, however, does not seem to provide information regarding the transaction's effect on the company's ratio of earnings to fixed charges per Item 1010(b)(2) of Regulation M-A. If you do not consider this information material, please advise us of the basis for this view. Otherwise, please revise to include this information given that the reference to Item 503 of Regulation S-K contained within Item 1010 of Regulation M-A is only intended to be instructive.

5. To the extent that satisfaction of Item 10 of Schedule TO was intended through incorporation by reference alone, please be advised that Instruction 6 to Item 10 of Schedule TO has been interpreted by the Division of Corporation Finance to require that a summary of this financial information be provided pursuant to Item 1010(c) of Regulation M-A. The summary must address all time periods specified in Items 1010(a) and (b) of Regulation M-A. The interpretation is available at I.H.7 in the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm

6. Numerous disclosures exist that emphasize the Exchange Offer is a "one time offer." Given the stated purposes of this offer, however, it appears the issuer could remain interested in acquiring warrants in the future to the extent not all warrants are tendered. Please confirm that the issuer will never make a tender offer again for the warrants, or revise the disclosure accordingly.

<u>The Exchange Offer—Conditions to the Exchange Offer</u>

7. In the first and penultimate paragraphs of this section, you state that the issuer may assert the offer conditions regardless of the circumstances giving rise to the event, including any action or omission to act by the issuer. Offer conditions must be both objectively determinable and outside of the issuer's control. <u>See</u> Section II. B. of Exchange Act Release No. 43069 (July 31, 2000). Please revise to remove the implication that offer conditions may be triggered through action or inaction by the bidder.

8. It appears that Aastrom has inadvertently omitted the word "reasonable" from offer condition (e) on page 19 of the Exchange Offer. Offer conditions that are determinable within the issuer's exclusive discretion imply that conditions may be asserted at any time for any reason, and therefore may result in the offer being considered illusory. Please revise to include an objective standard for the determination of whether this condition has been satisfied. <u>See</u> Section II. B. of Exchange Act Release No. 43069 (July 31, 2000).

9. By indicating that all determinations made by the issuer concerning conditions will be "final and binding" upon security holders, the disclosure improperly suggests that participation in the offer does not permit security holders to privately pursue a legal claim challenging the issuer's determinations. Please revise to include disclosure that makes clear the issuer's determinations may be challenged in a court of competent jurisdiction.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of its disclosures.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

· the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551- 3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Mitchell S. Bloom, Esq.
Danielle M. Lauzon, Esq.
Goodwin Procter LLP
Exchange Place, 53 State Street
Boston, MA 02109